Bema Gold Corporation

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on June 21, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on June 19, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

         00COEA

Appointment of Proxyholder
The undersigned "Registered Shareholder" of Bema Gold Corporation (the "Corporation") hereby appoints: Clive T. Johnson, President and a Director of the Corporation, or failing this person, Roger T. Richer, Secretary of the Corporation,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof. The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein. The Annual and Special Meeting of Bema Gold Corporation is to be held at the Fairmont Waterfront Hotel, MacKenzie Room, 900 Canada Place, Vancouver, British Columbia on June 21, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Determine Number of Directors
To determine the number of Directors at nine (9).

2. Election of Directors

01. Clive T. Johnson	For Withhold	02. R. Stuart Angus	For Withhold	03. Barry D. Rayment	For Withhold	04. Cole E. McFarland	For Withhold

05. Eulogio Perez-Cotapos	For Withhold	06. Thomas I.A. Allen	For Withhold	07. Jerry R. Korpan	For Withhold	08. Robert M.D. Cross	For Withhold

09. Robert J. Gayton	For Withhold

For Withhold

3. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP as Auditors of the Corporation and authorize the Directors to fix the Auditors' remuneration.

4. Amend Stock Option Plan	For Against

To consider, and if thought fit, approve an amendment to the Corporation's Incentive Stock Option Plan to increase the maximum number of shares reserved for stock options under the Plan by 5,940,000, and ratify, confirm and approve the grant and exercise of 3,877,500 stock options granted in excess of the shares reserved under the Plan, as described in the Management Proxy Circular.

Authorized Signature(s) - This section must be	Signature(s)	Date
completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

A R 0	B G O Q

        00COFA